Exhibit 99.1
FORM 51-102F3
Material Change Report
Item 1	Name and Address of Company

Gerdau Ameristeel Corporation 1801 Hopkins Street South Whitby, Ontario L1N 5T1

Item 2	Date of Material Change

October 12, 2007.

Item 3	News Release

The attached news release was issued through Canada NewsWire on October 12, 2007.

Item 4	Summary of Material Change

On October 12, 2007, Gerdau Ameristeel Corporation (“Gerdau Ameristeel”) announced that it filed a preliminary short form prospectus with the securities regulatory authorities in each of the provinces and territories of Canada, and a registration statement on Form F-10 with the United States Securities and Exchange Commission, in connection with a proposed offering in the United States and Canada of million of 110 million of its common shares.

Item 5	Full Description of Material Change

On October 12, 2007, Gerdau Ameristeel announced that it filed a preliminary short form prospectus with the securities regulatory authorities in each of the provinces and territories of Canada, and a registration statement on Form F-10 with the United States Securities and Exchange Commission, in connection with a proposed offering in the United States and Canada of 110 million of its common shares.

Gerdau S.A. currently owns approximately 66.5% of the outstanding common shares of Gerdau Ameristeel, and has agreed to purchase approximately 73 million of the common shares from Gerdau Ameristeel in the proposed offering.

The common shares offered to the public are being sold in Canada and the United States. J.P. Morgan Securities Inc., CIBC World Markets Corp., ABN AMRO Rothschild LLC and HSBC Securities (USA) Inc. are acting as joint book-running managers and Banc of America Securities LLC and BMO

Capital Markets are acting as co-managers (collectively, the “underwriters”) of this offering. Gerdau Ameristeel has granted the underwriters an option to purchase up to an additional 5,535,750 common shares at the public offering price, less underwriting commission, within 30 days following the closing date (the “overallotment option”). Gerdau S.A. has agreed to purchase, within two days after the exercise of the overallotment option, a number of additional common shares to maintain its approximate 66.5% ownership interest, at the public offering price. The maximum aggregate number of additional common shares issuable to the underwriters and to Gerdau S.A. is 16.5 million. The final terms of this offering will be determined at the time of pricing.

The net proceeds of this offering will be used to partially repay the loans incurred by Gerdau Ameristeel for its previously announced acquisition of Chaparral Steel Company, which closed on September 14, 2007.

Item 6	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7	Omitted Information

No significant facts remain confidential in, and no information has been omitted from, this report.

Item 8	Executive Officer

For further information please contact Barbara R. Smith, Vice President, Finance and Chief Financial Officer at (813) 319‑4324.

Item 9	Date of Report

October 18, 2007.

Schedule A
Gerdau Ameristeel Announces Filing of Preliminary Prospectus for Offering of its Common Shares
TAMPA, FL. — October 12, 2007. Gerdau Ameristeel Corporation (NYSE: GNA; TSX: GNA) announced today that it has filed a preliminary short form prospectus with the securities regulatory authorities in each of the provinces and territories of Canada, and a registration statement on Form F-10 with the United States Securities and Exchange Commission, in connection with a proposed offering in the United States and Canada of 110 million of its common shares. Gerdau S.A. currently owns approximately 66.5% of the outstanding common shares of Gerdau Ameristeel, and has agreed to purchase approximately 73 million of the common shares from Gerdau Ameristeel in the proposed offering.
The common shares offered to the public are being sold in Canada and the United States. J.P. Morgan Securities Inc., CIBC World Markets Corp., ABN AMRO Rothschild LLC and HSBC Securities (USA) Inc. are acting as joint book-running managers and Banc of America Securities LLC and BMO Capital Markets are acting as co-managers (collectively, the “underwriters”) of the offering. Gerdau Ameristeel has granted the underwriters an option to purchase up to an additional 5,535,750 common shares at the public offering price, less underwriting commission, within 30 days following the closing date (the “overallotment option”). Gerdau S.A. has agreed to purchase, within two days after the exercise of the overallotment option, a number of additional common shares to maintain its approximate 66.5% ownership interest, at the public offering price. The maximum aggregate number of additional common shares issuable to the underwriters and to Gerdau S.A. is 16.5 million. The final terms of this offering will be determined at the time of pricing.
The net proceeds of this offering will be used to partially repay the loans incurred by Gerdau Ameristeel for its previously announced acquisition of Chaparral Steel Company, which closed on September 14, 2007.
A copy of the preliminary prospectus may be obtained by contacting JPMorgan at National Statement Processing, Prospectus Library, 4 Chase Metrotech Center, CS Level, Brooklyn, NY 11245, telephone: 718-242-8002.
A registration statement relating to the common shares has been filed with the United States Securities and Exchange Commission but has not yet become effective. The common shares to be issued under this offering may not be sold, nor may offers to buy be accepted prior to the time the registration statement becomes effective. Similarly, these common shares may not be sold in Canada until a receipt for a final prospectus has been obtained. This news release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of the common shares in any state, province, territory or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such state, province, territory or jurisdiction.

About Gerdau Ameristeel
Gerdau Ameristeel is the second largest minimill steel producer in North America with annual manufacturing capacity of approximately 11.7 million tons of mill finished steel products. Through its vertically integrated network of 19 minimills (including one 50%-owned joint venture minimill), 19 scrap recycling facilities and 62 downstream operations, Gerdau Ameristeel serves customers throughout North America. The company’s products are generally sold to steel service centers, steel fabricators, or directly to original equipment manufacturers for use in a variety of industries, including construction, metal building, manufacturing, automotive, mining, cellular and electrical transmission and equipment manufacturing. The common shares of Gerdau Ameristeel are traded on the New York Stock Exchange and the Toronto Stock Exchange under the symbol GNA.
Gerdau Ameristeel is approximately 66.5% owned by Gerdau S.A.
About Gerdau Group
Gerdau Group is the leader in the production of long steel products in the Americas and ranks as the 14th largest steelmaking company worldwide. It has approximately 35,000 employees and is present in thirteen countries: Argentina, Brazil, Canada, Chile, Colombia, Dominican Republic, India, Mexico, Peru, Spain, the United States, Uruguay and Venezuela. Gerdau Group has an annual installed capacity of more than 20 million metric tons of steel and is one of the largest recyclers in the Americas. With more than 100 years of history, it has taken a path of international growth in line with the steelmaking consolidation process. The Gerdau Group companies have stock listed on the Sao Paulo (Bovespa: GGBR4, GGBR3, GOAL4 e GOAL3) New York (NYSE: GNA, GGB), Toronto (GNA) and Madrid (Latibex: XGGB) stock exchanges.
Forward Looking Statements
This press release contains forward looking statements with respect to Gerdau Ameristeel Corporation, including its financing activities, business operations, strategy, financial performance, and condition. Although management believes that the expectations reflected in such forward looking statements are reasonable, such statements involve risks and uncertainties. Actual results may differ materially from those expressed or implied by such forward looking statements. Factors that could cause actual results to differ materially from expectations include, among other things, risk related to completing the offering of common shares, and general economic and market factors, including demand for steel products, availability and costs of electricity, natural gas and raw materials, government regulations and trade policies affecting steel imports or exports in Canada and the United States, and other factors discussed in materials filed with applicable securities regulatory authorities from time to time.
Contact
Vice President, Finance and Chief Financial Officer
Barbara R. Smith
(813) 319 4324
BAsmith@gerdauameristeel.com